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                                                               File No. 70-8471
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Post-Effective Amendment No. 8 to Form U-1

                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THE COLUMBIA GAS SYSTEM, INC.                COLUMBIA ENERGY SERVICES CORPORATION
COLUMBIA GAS SYSTEM SERVICE CORPORATION      COLUMBIA ENERGY MARKETING CORPORATION
COLUMBIA LNG CORPORATION                     121 Hill Pointe Drive
COLUMBIA ATLANTIC TRADING CORPORATION        Suite 100
TRISTAR VENTURES CORPORATION                 Canonsburg, Pennsylvania 15317
TRISTAR CAPITAL CORPORATION
TRISTAR PEDRICK LIMITED CORPORATION          COLUMBIA GULF TRANSMISSION COMPANY
TRISTAR PEDRICK GENERAL CORPORATION          COLUMBIA GAS TRANSMISSION CORPORATION
TRISTAR BINGHAMTON LIMITED CORPORATION       1700 MacCorkle Avenue, S.E.
TRISTAR BINGHAMTON GENERAL CORPORATION       Charleston, WV 25314
TRISTAR VINELAND LIMITED CORPORATION
TRISTAR VINELAND GENERAL CORPORATION         COLUMBIA GAS DEVELOPMENT CORPORATION
TRISTAR RUMFORD LIMITED CORPORATION          One Riverway
TRISTAR GEORGETOWN GENERAL CORPORATION       Houston, TX 77056
TRISTAR GEORGETOWN LIMITED CORPORATION
TRISTAR FUEL CELLS CORPORATION               COMMONWEALTH PROPANE, INC.
TVC NINE CORPORATION                         COLUMBIA PROPANE CORPORATION
TVC TEN CORPORATION                          9200 Arboretum Parkway, Ste 140
20 Montchanin Road                           Richmond, VA 23236
Wilmington, DE 19807
                                             COLUMBIA GAS OF KENTUCKY, INC.
COLUMBIA NATURAL RESOURCES, INC              COLUMBIA GAS OF OHIO, INC.
COLUMBIA COAL GASIFICATION CORPORATION       COLUMBIA GAS OF MARYLAND, INC.
900 Pennsylvania Avenue                      COLUMBIA GAS OF PENNSYLVANIA, INC.
Charleston, WV  25302                        COMMONWEALTH GAS SERVICES, INC.
                                             200 Civic Center Drive
                                             Columbus, OH 43215

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              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
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               (Name of top registered holding company parent of
                          each applicant or declarant)

                            L. J. Bainter, Treasurer
                         THE COLUMBIA GAS SYSTEM, INC.
                               20 Montchanin Road
                              Wilmington, DE 19807
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                    (Name and address of agent for service)

                  (Other Agents for Service are Listed on the
                        Reverse Side of the Front Cover)
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Names and Addresses of Subsidiary Company Agents for Service:

W. H. HARMON, Treasurer                      H. F. HAYES, Treasurer
Columbia Natural Resources, Inc.             Commonwealth Propane, Inc.
Columbia Coal Gasification Corp.             Columbia Propane Corporation
900 Pennsylvania Avenue                      9200 Arboretum Parkway, Ste 140
Charleston, West Virginia  25302             Richmond, Virginia  23236

D. DETAR, Treasurer                          D. L. GELBAUGH, Vice President
TriStar Ventures Corporation                 Columbia Gas of Ohio, Inc.
TriStar Pedrick Limited Corporation          Columbia Gas of Kentucky, Inc.
TriStar Pedrick General Corporation          Commonwealth Gas Services, Inc.
TriStar Binghamton Limited Corporation       Columbia Gas of Pennsylvania, Inc.
TriStar Binghamton General Corporation       Columbia Gas of Maryland, Inc.
TriStar Vineland Limited Corporation         200 Civic Center Drive
TriStar Vineland General Corporation         Columbus, Ohio  43215
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation       S. L. PARKS-DOWNEY, Asst. Treasurer
TriStar Georgetown General Corporation       Columbia Gas Transmission Corporation
TriStar Fuel Cells Corporation               Columbia Gulf Transmission Company
TVC Nine Corporation                         1700 MacCorkle Avenue, S.E.
TVC Ten Corporation                          Charleston, West Virginia 25314
20 Montchanin Road
Wilmington, Delaware 19807                   J. R. LISENBY, Treasurer
                                             Columbia Gas Development Corporation
S. J. MacQueen, Treasurer                    One Riverway
Columbia LNG Corporation                     Houston, Texas 77056
Columbia Atlantic Trading Corp.
20 Montchanin Road                           ROBERT GUSTAFSON, Controller
Wilmington, Delaware 19807                   Columbia Energy Services Corporation
                                             Columbia Energy Marketing Corporation
L. J. BAINTER, Vice President                121 Hill Pointe Drive
Columbia Gas System Service Corp.            Suite 100
TriStar Capital Corporation                  Canonsburg, Pennsylvania 15317
20 Montchanin Road
Wilmington, Delaware 19807






-------------------------------------------------------------------------------
               (Names and Addresses of Other Agents for Service)
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     The Application-Declaration as previously filed is hereby amended as follows:


Item 6.  Exhibits and Financial Statements.

     (a)  Exhibit

          A-5  Form of Columbia Maryland Note

          B    Form of Draft Loan Agreement for Columbia Maryland
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                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of

1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

     The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                THE COLUMBIA GAS SYSTEM, INC.

Date: November 2, 1995          By:    /s/ L. J. Bainter
                                    --------------------------------
                                           L. J. Bainter, Treasurer


                                COLUMBIA GAS OF OHIO, INC.
                                COLUMBIA GAS OF PENNSYLVANIA, INC.
                                COLUMBIA GAS OF KENTUCKY, INC.
                                COLUMBIA GAS OF MARYLAND, INC.
                                COMMONWEALTH GAS SERVICES, INC.
                                COLUMBIA GULF TRANSMISSION COMPANY
                                COLUMBIA GAS TRANSMISSION CORPORATION
                                COLUMBIA GAS DEVELOPMENT CORPORATION
                                COLUMBIA PROPANE CORPORATION
                                COMMONWEALTH PROPANE, INC.
                                COLUMBIA GAS SYSTEM SERVICE CORPORATION
                                COLUMBIA NATURAL RESOURCES, INC.
                                COLUMBIA ATLANTIC TRADING CORPORATION
                                COLUMBIA COAL GASIFICATION CORPORATION
                                COLUMBIA LNG CORPORATION
                                COLUMBIA ENERGY SERVICES CORPORATION
                                COLUMBIA ENERGY MARKETING CORPORATION
                                TRISTAR VENTURES CORPORATION
                                TRISTAR CAPITAL CORPORATION

Dated: November 2, 1995         By:   /s/ L. J. Bainter
                                     ----------------------------------
                                          L. J. Bainter, Vice President


                                TRISTAR VENTURES CORPORATION
                                TRISTAR PEDRICK LIMITED CORPORATION
                                TRISTAR PEDRICK GENERAL CORPORATION
                                TRISTAR BINGHAMTON LIMITED CORPORATION
                                TRISTAR BINGHAMTON GENERAL CORPORATION
                                TRISTAR VINELAND LIMITED CORPORATION
                                TRISTAR VINELAND GENERAL CORPORATION
                                TRISTAR RUMFORD LIMITED CORPORATION
                                TRISTAR FUEL CELLS CORPORATION
                                TRISTAR GEORGETOWN GENERAL CORPORATION
                                TRISTAR GEORGETOWN LIMITED CORPORATION
                                TVC NINE CORPORATION
                                TVC TEN  CORPORATION

Dated:  November 2, 1995        By:       /s/ D. Detar
                                    -----------------------------------
                                              D. Detar, Treasurer
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EXHIBIT INDEX

        (a)  Exhibit

             A-5  Form of Columbia Maryland Note

             B    Form of Draft Loan Agreement for Columbia Maryland